FIRST AMENDMENT TO
OPERATING AGREEMENT OF
TRANSITNET, LLC

This First Amendment to Operating Agreement is entered into by CapLinked, Inc. ("Member"), the sole member of Transitnet, LLC, and shall be deemed effective as of December 9, 2021.

RECITALS

WHEREAS, pursuant to the Articles of Organization of Transitnet, LLC ("Company"), filed with the California Secretary of State on January 9, 2020, the Company was formed;

WHEREAS, the Member entered into an Operating Agreement with regard to the Company on January 9, 2020; and,

WHEREAS, Section 12.9 of the Company's Operating Agreement permits amendments to the Operating Agreement pursuant to *Corporations Code* § 17704.07, provided all members consent.

NOW THEREFORE, for valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Member agrees as follows:

A.   ARTICLE 4 MANAGEMENT shall be amended to add the following:

Officers of the Company

4.02.   The Company shall have such officers as may be designated by the managing Member from time to time, each of whom shall act as agents of the Company and have such powers as are usually exercised by a comparably designated officer of a California corporation. An officer shall have the power to bind the Company through the exercise of such powers, to the extent consistent with the terms hereof. One person may hold two or more offices, including the offices of President and Secretary.

Appointment

4.03.   All officers of the Company shall be chosen by the managing Member and shall hold office until the officer resigns or is removed by the managing Member, or until a successor is chosen and qualified.

Removal and Resignation

4.04   Any officer may be removed, whether with or without cause, by the managing Member at any meeting or by written consent. Any such removal shall be without prejudice to the rights, if any, of the officer under his contract of employment, if any.

Indemnification of Officers

4.05.   The Company shall, to the fullest extent permitted by *California Corporations Code § 17704.08*, as may be amended and supplemented from time to time, indemnify any Member or officer of the Company. The Company shall have power to indemnify against any expenses, liabilities or other matters referred to in or covered by that Section. The indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any agreement or vote of Members or otherwise, both as to action in their official capacities and as to action in another capacity while holding such office. The Company's obligations hereunder shall continue as to a person who has ceased to be an officer, and shall inure to the benefit of their heirs, executors and administrators.

Advance Against Expenses

4.06.   The Company shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was an officer of the Company prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any officer in connection with such proceeding, upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Agreement or otherwise; provided, however, that the Company shall not be required to advance expenses to any officer in connection with any proceeding (or part thereof) initiated by such person unless the proceeding was authorized in advance by the managing Member.

Other Indemnification

4.07   The rights conferred on any person by this Agreement shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, agreement, vote of members or otherwise, both as to action in said person's official capacity and as to action in another capacity while holding office. The Company is specifically authorized to enter into individual contracts with any or all of its officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by California law.

Insurance

4.08.   The Company shall have the power to purchase and maintain insurance on behalf of any officer or other agent of the Company against any liability asserted against or incurred by officer or other agent in that capacity or arising out of the officer's or other agent's status as such whether or not the Company would have the power to indemnify the agent against that liability under this Agreement.

B.   All other terms and conditions of the Operating Agreement shall remain in full force and effect.

MEMBER CAPLINKED INC.,

By: _____

OPERATING AGREEMENT OF TRANSITNET, LLC,
A CALIFORNIA LIMITED LIABILITY COMPANY
DATED AS OF JANUARY 9, 2020

In accordance with the California Revised Uniform Limited Liability Company Act, *Corporations Code Section 17701.01 et seq.*, and subject to the Articles of Organization, which were filed on January 9, 2020, with the Secretary of State of California, the member of TransitNet LLC, listed on the signature page, sets forth herein the rights and obligations of the Member regarding the conduct of the business and affairs of TransitNet, LLC, a California limited liability company ("Company"):

ARTICLE 1 DEFINITION OF TERMS

1.01. When used in this Agreement, the following terms, as defined here and in *Corporations Code Section 17701.02*, have the following meanings:

(a) "Act" means the California Revised Uniform Limited Liability Company Act, as set forth in Corporations Code Title 2.6, *Corporations Code Section 17701.01 et seq.*

(b) "Agreement" means this operating agreement, as originally executed and as amended or restated.

(c) "Articles" means the Articles of Organization for the Company required by *Corp. Code § 17702.01*. The term includes the articles as amended or restated.

(d) "Available Cash" of the Company means all cash funds of the Company on hand from time to time (other than cash funds obtained as contributions to the capital of the Company by the members and cash funds obtained from loans to the Company), after (1) payment of all operating expenses of the Company as of such time, (2) provision for payment of all outstanding and unpaid current obligations of the Company as of such time, and (3) provision for a working capital reserve, as defined below.

(e) "Bankrupt" or "bankruptcy" means, with respect to any person, being the subject of any order for relief under Title 11 of the United States Code, or any successor statute.

(f) "Capital account" means the individual accounts established and maintained pursuant to Article III.

(g) "Contribution" means the benefit provided by a person to the Company, as defined in *Corporations Code Section 17701.02(c)*. The Member's contributions are shown in Exhibit A, including the Exhibit as amended.

(h) "Code" means the *Internal Revenue Code of 1986*, as amended. All references in this Agreement to sections of the Code include any corresponding provision or provisions of succeeding law.

(i) "Company" means TransitNet, LLC, a California limited liability company.

(j) "Economic Interest" means the proportion that is a percentage interest an Economic Interest Owner bears to the aggregate interest of all Economic Interest Owners.

(k). "Economic Interest Owner" means those Persons who are registered owners of Transit Tokens and are entitled to receive distributions, if any, from the Token Owners' Account, but shall not include any right to participate in the management or affairs of the Company, including the right to vote on, consent to, or otherwise participate in any decisions of the Members or Manager.

(l) "Entity" means any association, corporation, general partnership, limited partnership, limited liability company, joint stock association, joint venture, firm, trust, business trust, cooperative, and foreign association of like structure.

(m) "Manager" means a Person that under this Agreement is responsible, alone or in concert with others, for performing the management functions set forth in subdivision (c) of *Corporations Code Section 17704.07.*

(n) "Member" means a Person that has become a member of the Company under *Corporations Code Section 17704.01* and has not dissociated from the Company under *Corporations Code Section 17706.02.*

(o) "Percentage interest" of the Members means the percentage set forth Exhibit A attached to this Agreement, as the percentage may be adjusted from time to time pursuant to the terms of this Agreement.

(p) "Person" shall mean an individual or Entity.

(q) "Principal office" means the principal executive office of the Company, whether or not located in California.

(r) "Pro Rata" means the proportion that a percentage interest of a Member bears to the aggregate interest in the Company of all Members.

(s) "Share" refers to an interest in the Company representing a contribution to capital. Whenever reference is made to "percentage interest," a share may be converted into the same by dividing a Member's number of shares by the total of all shares outstanding.

(t) "Tax Matters Member" means the Member chosen to deal with the Internal Revenue Service on tax matters.

(u) "Token Owners' Account" means the account designated for pro rata distribution to the Economic Interest Owners, which total amount shall be equal to twenty-five percent (25%) of the Company's Net Profits, if any, or twenty-five percent (25%) of the net proceeds from the sale of the Company.

(v) "Transferable Interest" in the Company means the right, as originally associated with a Person's capacity as a Member, to receive distributions from the Company in accordance with the Operating Agreement, whether or not the person remains a Member or continues to own any part of the right.

(w) "Transferee" means a person to which all or part of a transferable interest has been transferred, whether or not the transferor is a Member.

(x) "Vote" includes authorization by written consent or consent given by electronic transmission to the Company.

ARTICLE 2 ORGANIZATION OF COMPANY

Formation of Company

2.01. The Company was formed under the Act by properly executing and filing Articles of Organization pursuant to *Corporations Code Section 17702.01*. The rights, duties, and liabilities of the Member and the Manager are determined pursuant to the Act, the Articles, and this Agreement.

Company Name

2.02. The name of the company is TransitNet LLC ("Company"). The Company will transact business under that name. However, the Company may conduct business under another name if the Members think it advisable, provided that the Members comply with the Act and any other applicable laws, file fictitious name certificates and the like, and file any necessary amendments.

Company Purpose

2.03. The purpose of the Company is to conduct any lawful business for which limited liabilities companies may be organized under the laws of the State of California.

Operative Date of Agreement

2.04. The provisions of this Agreement shall take effect on January 9, 2020, as specified above.

ARTICLE 3 MEMBERS AND MEMBERSHIP INTERESTS

Names, Addresses, and Initial Capital Contributions of the Member

3.01. The Members, their addresses, initial capital contribution to the Company, and their percentage interest in the Company is set forth on Schedule A. Schedule A may be amended from time to time to reflect any changes or adjustments in the respective contributions or percentage interests of any future Member as required or permitted under this Agreement.

Failure to Make Contribution

3.02.   (a) Pursuant to *Corporations Code Section 17704.03*, if a Member is required to make a contribution in accordance with Paragraph 3.01 of this Agreement and fails to make that contribution, that Member shall be obligated, at the option of the Company, to contribute cash equal to the value of the contribution that has not been made.

   (b) Any added Member's obligation to make a contribution to the Company is not excused by the Person's death, disability, or other inability to perform personally.

Future Contributions

3.03.   (a) Neither the Members nor an additional member, if any, may be required to make any capital contributions to the Company other than that required under Paragraph 3.01, except upon unanimous agreement of the Members.

   (b) In the event an additional Member joins the Company, additional contributions shall be made on a pro rata basis in accordance with the respective percentage interest of the Members of the Company, unless the Members unanimously agree to a different method of determining contributions. If additional contributions are made other than on a pro rata basis, the respective percentage interests of the Members in the Company shall be adjusted to reflect the total respective contributions of the Members, and Schedule A of this Agreement shall be amended accordingly.

Member Services or Loans

3.04. (a). Services by a Member to the Company shall not be considered to be contributions to the capital of the Company. Any compensation that the Company pays to a Member for services shall not be treated as payment made to that Member acting in his/her/its capacity as a Member under *Internal Revenue Code Section 707*.

3.04(b). Loans by a Member to the Company shall not be treated as capital contributions. Any payment made by the Company to a Member on such a loan shall not be treated as payment made to that Member acting in his/her/its capacity as a Member under *Internal Revenue Code Section 707*.

Capital and Capital Accounts

3.05.   (a) The initial Capital Contribution of the Members is as set forth in Exhibit A. No interest shall be paid on any Capital Contribution.

   (b) The Company will establish and maintain an individual Capital Account for each Member pursuant to *Treasury Regulations Section 1.704-1(b)(2)(iv)*

   (c) Members don't have the right to withdraw their capital contribution or to demand and receive property of the Company or any distribution in return for his/her/its Capital Contribution, except as may be specifically provided in this Agreement or required by law.

Admission of Additional Members

3.06. The Members may admit to the Company additional Members to participate in the profits, losses, available cash flow, and ownership of the assets of the Company on an affirmative vote of the Members holding an aggregate total of sixty percent (60%) or more of the interest in the Company and with approval from the Manager, and on such other terms as are determined by said Members and Manager. Any additional Members are allocated gain, loss, income, or expense by the method provided in this Agreement.

Limitation on Liability

3.07. Pursuant to *Corporations Code Section 17703.04(a)*, with respect to debts, obligations, or other liabilities of the Company, whether arising in contract, tort, or otherwise: (1) they are solely the debts, obligations, or other liabilities of the Company to which the debts, obligations, or other liabilities relate; and (2) they do not become the debts, obligations, or other liabilities of a Member solely by reason of the Member acting as a Member of the Company.

Transfer of Transferable Interests

3.08.   (a) A transferable interest is personal property. A transferable interest may be evidenced by a certificate of the interest issued by Company in a record, and the interest represented by the certificate may be transferred by a transfer of the certificate.

   (b) With respect to a transfer in whole or in part of a transferable interest, a transfer does not by itself cause a dissociation or a dissolution and winding up of the Company's activities. Subject to provisions regarding death or dissolution of a Member, a transfer does not entitle the transferee to participate in the management or conduct of the activities of the Company, or except upon dissolution, to have access to records or other information concerning the activities of the Company.

Rights of Transferees

3.10.   (a) Pursuant to *Corporations Code Section 17705.02*, a transferee has the right to receive, in accordance with the transfer, distributions to which the transferor would otherwise be entitled. However, the pledge or granting of a security interest, lien, or other encumbrance in or against any or all of the transferable interest of a transferor shall not cause the transferor to cease to be a Member or grant to the transferee or to anyone else the power to exercise any rights or powers of a Member, including, without limitation, the right to receive distributions to which the Member is entitled. Upon dissolution and winding up of the Company, a transferee is entitled to an account of the Company's transactions only from the date of dissolution. The Company need not give effect to a transferee's rights until the Company has written notice of the transfer. A transfer of a transferable interest in violation of a restriction on transfer contained in this Agreement is ineffective as to a person having notice of the restriction at the time of transfer.

   (b). A transferee of an Economic Interest has the right to receive, in accordance with the transfer, distributions to which the transferor would otherwise be entitled. The Company need not give effect to a transferee's rights until the Company has written notice of the transfer. A transfer of an Economic Interest in violation of a restriction on transfer under this Agreement or the laws of the United States shall be ineffective.

Rights of Member Transferors

3.11.   (a) Pursuant to *Corporations Code Section 17705.02*, and except as otherwise provided, when a Member transfers a transferable interest, the transferor retains the rights of a Member, other than the interest in distributions transferred, and retains all duties and obligations of a Member.

   (b) When a Member wishes to transfer a transferable interest to a person that desires to become a Member with respect to the transferred interest, the transferor must first obtain approval from the Manager and, if approved, the transferee shall be liable for the Member's obligations for contributions under *Corporations Code Section 17704.03* and liability for wrongful distributions under *Corporations Code Section 17704.06(c)* known to the transferee when the transferee becomes a Member.

(c) When an Economic Interest Holder transfers his/her/its Transit Tokens to a transferee, the transfer shall include, among other things, the right to receive the Economic Interest Holder's distribution from the Token Owners' Account.

ARTICLE 4 MANAGEMENT

4.01. The management and conduct of the Company is vested in Member CapLinked, Inc., which shall remain the managing Member until such time, if ever, that a supermajority of eighty percent (80%) or more of the aggregate interest in the Company votes to change the Manager, or CapLinked, Inc., resigns as Manager.

ARTICLE 5 MEETINGS OF MEMBERS

5.01. Meetings of the Members are governed by the California Revised Uniform Limited Liability Company Act, *Corporations Code Section 17704.07*.

ARTICLE 6 VOTING RIGHTS

Votes Required to Act

6.01. Except as otherwise provided by law or in this Agreement, voting by the Members shall be in proportion to his/her/its interest in the Company.

Vote by Proxy

6.02. Pursuant to *Corporations Code Section 17704.07(o)*, the use of proxies shall be governed in the same manner as in corporations formed under the General Corporation Law, *Corporations Code Section 100 et seq.*

Tax Matters Member

6.03. The Tax Matters Member of the Company is CapLinked, Inc.

Actions Without Meeting

6.04. Pursuant to *Corporations Code Section 17704.07(n)*, any action may be taken by the Members without a meeting if a consent in writing, setting forth the action so taken, is signed and delivered to the Company within 60 days of the record date for that action.

ARTICLE 7 ALLOCATIONS: DISTRIBUTIONS AND INTERESTS

Allocation of Net Income, Net Loss, or Capital Gains

7.01. (a) Except as may be expressly provided otherwise in this Article 7, and subject to the provisions of *Internal Revenue Code Section 704(c)*, the net income, net loss, or capital gains of the Company for each fiscal year of the Company is allocated to the Member in accordance with his/her/its percentage interests in the Company.

(b) If the Member contributes property with an adjusted income tax basis different from the fair market value at which the property is accepted and credited to that Member's capital account, then solely for income tax purposes and the determination of the Member's distributive share of the net Company profits and losses, any depreciation, depletion, gain, or loss with respect to that property shall, pursuant to *Internal Revenue Code Section 704(c)* of 1986 and *Treasury Regulations Section 1.704-3*, be allocated according to the traditional method.

Allocation of Income and Loss and in Respect of Interests Transferred

7.02. If a Member's interest in the Company is transferred, or is increased or decreased by reason of the admission of a new Member or otherwise, during any fiscal year of the Company, each item of income, gain, loss, deduction, or credit of the Company for the fiscal year must be assigned pro rata to each day in the particular period of the fiscal year to which the item is attributable (that is, the day on or during which it is accrued or otherwise incurred) and the amount of each item so assigned to any day shall be allocated to the Member based on his/her/its respective interest in the Company at the close of the day. For the purpose of accounting convenience and simplicity, the Company may treat a transfer of, or an increase or decrease in, an interest in the Company that occurs at any time during a semimonthly period (commencing with the semimonthly period including the date of this Agreement) as having been consummated on the first day of the semimonthly period, regardless of when during the semimonthly period the transfer, increase, or decrease actually occurs (that is, sales and dispositions made during the first 15 days of any month are deemed to have been made on the 16th day of the month).

Distribution of Available Cash

7.03. (a). Interim distributions made before the dissolution and winding up of the Company may be made periodically. Seventy-five percent (75%) of the available cash of the Company, if any, will be distributed to the Members pursuant to *Corporations Code Section 17704.04(a)*, on the basis of the value (as stated in the Company records at date of distribution) of the contributions received from the Member in accordance with his/her/its percentage interest. Available cash need not be distributed to the extent that the cash is required for a reasonable working capital reserve for the Company; the amount of the reasonable working capital reserve is to be determined by the Manager.

(b)   If an interim distribution to the Members is made in accordance with sub-paragraph 7.03(a), the remaining twenty-five percent (25%) of the available cash shall be transferred to the Token Owners' Account and thereafter distributed to the Economic Interest Owners based on the percentage of Transit Tokens owned by said Owner in proportion to the aggregate number of Transit Tokens owned by all Economic Interest Owners.

Token Owners' Account

7.04. Company shall establish and maintain an account designated solely for the benefit of the Economic Interest Owners. The amount transferred periodically into the Token Owner's Account shall be determined by calculating an amount equal to twenty-five percent (25%) of the following: (i) the net income of the Company distributable to the Members, if any; (ii) the available cash distributed periodically, and (iii) the net proceeds from the sale of all or substantially all of the Company's assets.

ARTICLE 8 PROTECTION OF TRADE SECRETS

8.01. Each Member and Economic Interest Owner acknowledges that the customer lists, trade secrets, processes, methods, and technical information of the Company and any other matters designated by the Manager are valuable assets. Unless he/she/it obtains the written consent of the Manager of the Company, the Members and Economic Interest Holders each agree never to disclose to any individual or organization, except in authorized connection with the business of the Company, any customer list, or any name on that list, or any trade secret, process, or other matter referred to in this Paragraph while a Member of the Company or an Economic Interest Holder, or at any time thereafter.

ARTICLE 9 COMPANY RECORDS AND REPORTS

Required Books and Records

9.01. At its California office, the Company shall maintain in writing, or in any other form capable of being converted into clearly tangible form, the following books and records in compliance with *Corporations Code Section 17701.13(a),(d)*:

(a) A current list setting forth the full name and last known address of each Member of the Company and of each transferee, together with the contribution and the share in profits and losses of each Member and transferee.

(b) A copy of the Company's Articles of Organization and all amendments thereto, together with any powers of attorney pursuant to which the Articles of Organization or any amendments thereto were executed.

(c) Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six most recent fiscal years.

(d) A copy of this Agreement, and any amendments thereto, together with any powers of attorney with respect thereto.

(e) Copies of the Company's financial statements, if any, for the six most recent fiscal years.

(f) The books and records of the Company's internal affairs for at least the current and past four fiscal years.

(g). A current list setting forth the full name and last known address of each Economic Interest Owner and of each transferee, together with the number of Transit Tokens owned by each.

Records and Accounting; Fiscal Year

9.02. The books and records of the Company must be kept, and the financial position and the results of its operations recorded, in accordance with the accounting methods elected to be followed by the Company for federal and state income tax purposes. The books and records of the Company must reflect all Company transactions and must be appropriate and adequate for the Company's business. The fiscal year of the Company for financial reporting and for federal income tax purposes is the calendar year.

Access to Information

9.03.   (a) Pursuant to *Corporations Code Section 17704.10*, upon the request of a Member or transferee, for purposes reasonably related to the interest of that person as a Member or a transferee, a Member in possession of the requested information shall promptly deliver, in writing, to the Member or transferee, at the expense of the Company, a copy of the written operating agreement of the Company and the information required to be maintained by *Corporations Code Section 17701.13(d)(1),(2),(4)*, as follows:

(1) A current list of the full name and last known business or residence address of each member and of each transferee set forth in alphabetical order, together with the contribution and the share in profits and losses of each member and transferee.

(2) If the limited liability company is a manager-managed limited liability company, a current list of the full name and business or residence address of each manager.

(4) Copies of the limited liability company's federal, state, and local income tax or information returns and reports, if any, for the six most recent fiscal years.

(b) Each Member and transferee has the right, upon reasonable request, for purposes reasonably related to the interest of that person as a Member or transferee, to each of the following:

(1) To inspect and copy during normal business hours any of the records required to be maintained pursuant to *Corporations Code Section 17701.13*.

(2) To obtain in writing from the Company, promptly after becoming available, a copy of its federal, state, and local income tax returns for each year.

ARTICLE 10 MEMBER'S DISSOCIATION

Causes of Dissociation

10.01. A Person is dissociated as a Member from the Company upon any of the following events:

(a) The limited liability company has notice of the person's express will to withdraw as a member, but, if the person specified a withdrawal date later than the date the limited liability company had notice, on that later date.

(b) An event stated in the operating agreement as causing the person's dissociation to occur.

(c) The person is expelled as a member pursuant to the operating agreement.

(d) The person is expelled as a member by the unanimous consent of the other members because any of the following applies:

(1) It is unlawful to carry on the limited liability company's activities with the person as a member.

(2) There has been a transfer of all of the person's transferable interest in the limited liability company, other than either of the following:

(A) A transfer for security purposes.

(B) A charging order in effect under Section 17705.03 that has not been foreclosed.

(3) The person is a corporation and, within 90 days after the limited liability company notifies the person that it will be expelled as a member because the person has filed a certificate of dissolution or the equivalent, its charter has been revoked, or its right to conduct business has been suspended by the jurisdiction of its incorporation and the certificate of dissolution has not been revoked or its charter or right to conduct business has not been reinstated.

(4) The person is a limited liability company or partnership that has been dissolved and whose business is being wound up.

(e) On application by the limited liability company, the person is expelled as a member by judicial order because the person has done any of the following:

(1) Engaged, or is engaging, in wrongful conduct that has adversely and materially affected, or will adversely and materially affect, the limited liability company's activities.

(2) Willfully or persistently committed, or is willfully and persistently committing, a material breach of the operating agreement or the person's duties or obligations under Section 17704.09.

(3) Engaged, or is engaging, in conduct relating to the limited liability company's activities that makes it not reasonably practicable to carry on the activities with the person as a member.

(f) In the case of a person who is an individual, if either of the following applies:

(1) The person dies.

(2) In a member-managed limited liability company if either of the following applies:

(A) A guardian or general conservator for the person is appointed.

(B) There is a judicial order that the person has otherwise become incapable of performing the person's duties as a member under this title or the operating agreement.

(g) In a member-managed limited liability company, the person becomes a debtor in bankruptcy.

(h) In the case of a person that is a trust or is acting as a member by virtue of being a trustee of a trust, the trust's entire transferable interest in the limited liability company is distributed but not solely by reason of a substitution of a successor trustee.

(i) In the case of a person that is an estate or is acting as a member by virtue of being a personal representative of an estate, the estate's entire transferable interest in the limited liability company is distributed but not solely by reason of a substitution of a successor personal representative.

(j) In the case of a member that is not an individual, partnership, limited liability company, corporation, trust, or estate, the termination of the member.

(k) The limited liability company participates in a merger under Article 10 (commencing with Section 17710.01), and either of the following applies:

(1) The limited liability company is not the surviving entity.

(2) Otherwise as a result of the merger, the person ceases to be a member.

(*l*) The limited liability company terminates.

Right to Dissociate

10.02. Pursuant to *Corporations Code Section 17706.01(a)*, a Person has the power to dissociate as a Member at any time, rightfully or wrongfully, by withdrawing as a Member by express will pursuant to *Corporations Code Section 17706.02(a)*.

Effect of Dissociation

10.03. When a Person is dissociated as a Member of the Company, under *Corporations Code Section 17706.03* the Person's right to participate as a Member in the management and conduct of the Company's activities terminates. The Person's fiduciary duties as a Member ends with regard to matters arising and events occurring after the Person's dissociation. Subject to applicable law, any transferable interest owned by the person immediately before dissociation in the person's capacity as a Member is owned by the Person solely as a transferee. A Person's dissociation as a Member of the Company does not of itself discharge the Person from any debt, obligation, or other liability to the Company or the other Members that the Person incurred while a Member.

Wrongful Dissociation

10.04. A Person's dissociation from the Company is wrongful pursuant to *Corporations Code Section 17706.01(b)* only if either of the following apply to the dissociation:

(1) The dissociation is in breach of an express provision of the Operating Agreement.

(2) The dissociation occurs before the termination of the Company and the Person withdraws as a Member by express will; the Person is expelled as a Member by judicial order under *Corporations Code Section 17706.02(e)*; the Person is dissociated under *Corporations*

Code Section 17706.02(g) by becoming a debtor in bankruptcy; or in the case of a Person that is not a trust other than a business trust, an estate, or an individual, the Person is expelled or otherwise dissociated as a Member because it dissolved or terminated.

Liability for Wrongful Dissociation

10.05. A Person that wrongfully dissociates as a Member is liable to the Company and to the other Members for any damages caused by the dissociation. The liability is in addition to any other debt, obligation, or other liability of the Member to the Company or the other Members.

ARTICLE 11 DISSOLUTION AND WINDING UP OF COMPANY

Events Causing Dissolution

11.01. The Company shall be dissolved and its activities shall be wound up on the first to occur of the following events:

(a)   On the death, insanity, bankruptcy, dissolution, forfeiture, retirement, resignation, or expulsion of any Member, provided that the Manager and eighty percent (80 %) or more of the remaining Members vote to dissolve the Company within 90 days of the dissolution event.

(b)   The vote of the Manager and eighty percent (80 %) or more of the voting interests of the Members that the Company should be dissolved.

(c)   The passage of ninety (90) consecutive days during which the Company has no Members.

(d)   Entry of a decree of judicial dissolution pursuant to *Corporations Code Section 17707.03*.

(e)   At any earlier time at which dissolution may be required under applicable law.

Persons Who May Conduct Winding Up

11.02. (a) Pursuant to *Corporations Code Section 17707.04*, the Manager who has not wrongfully dissolved the Company, or if none, the Member, or if none, the Person or a majority of the Persons signing the Articles of Organization, may wind up the Company's affairs. The Person winding up the affairs of the Company shall give written notice of the commencement of winding up by mail to all known creditors and claimants whose addresses appear on the records of the Company.

(b) The Manager, Member or Person winding up the Company's affairs shall be entitled to reasonable compensation.

Distribution of Assets After Provision for Payment of Creditors.

11.03.   (a) Pursuant to *Corporations Code Section 17707.05*, after determining that all the known debts and liabilities of the Company including, without limitation, debts and liabilities to Members who are creditors of the Company, have been paid or adequately provided for, the remaining assets shall be distributed among the Members according to his/her/its respective rights and preferences as follows:

(1) To the Members in satisfaction of liabilities for distributions pursuant to *Corporations Code Sections 17704.04, 17704.05*, or *17704.06*.

(2) To the Members for the return of its contributions.

(3) To the Members in the proportions in which the Members shares in distributions.

(b) The payment of a debt or liability, whether the whereabouts of the creditor is known or unknown, has been adequately provided for if the payment has been provided for by either of the following means:

(1) Payment has been assumed or guaranteed in good faith by one or more financially responsible Persons or by the United States government or any agency thereof, and the provision, including the financial responsibility of the person, was determined in good faith and with reasonable care by the Member or Manager to be adequate at the time of any distribution of the Company's assets pursuant to this Paragraph 11.03.

(2) The amount of the debt or liability has been deposited with the Controller of the State of California pursuant to *Corporations Code Section 2008*.

ARTICLE 12 MISCELLANEOUS PROVISIONS

Complete Agreement

12.01. This Agreement and the Articles of this Company constitute the complete and exclusive statement of agreement with respect to the subject matter described. This Agreement and the Articles replace and supersede all prior written and oral statements; no representation, statement, or condition or warranty not contained in this Agreement or the Articles is binding on the member or has any force or effect.

Governing Law

12.02. This Agreement and the rights of the parties under this Agreement will be governed by, interpreted, and enforced in accordance with the laws of the State of California.

Binding Effect

12.03. Subject to the provisions of this Agreement relating to transferability, this Agreement is binding on and inures to the benefit of the Members, and their respective distributees, successors, and assigns.

Severability

12.04. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, the offending provision is fully severable; this Agreement is construed and enforced as if the illegal, invalid, or unenforceable provision had never comprised a part of this Agreement; and the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid, or unenforceable provision; and there will be added automatically as a part of this Agreement a provision as similar in terms to the illegal, invalid, or unenforceable provision as may be possible and be legal, valid, and enforceable.

Multiple Counterparts

12.05. This Agreement may be executed in counterparts, each of which is deemed an original but all of which constitute one and the same instrument. However, in making proof only one copy signed by the party to be charged is required.

Additional Documents and Acts

12.06. The Members agree to execute and deliver additional documents and instruments and to perform all additional acts necessary or appropriate to effectuate, carry out, and perform all of the terms, provisions, and conditions of this Agreement and the transactions contemplated by it.

No Third Party Beneficiary

12.07. This Agreement is made solely and specifically among and for the benefit of the parties to it and the Economic Interest Owners and their respective successors and assigns, subject to the express provisions of the Agreement relating to successors and assigns, and no other Person has or will have any rights, interest, or claims under this Agreement as a third-party beneficiary or otherwise.

Notices

12.08. Any notice to be given or to be served on the Company or any party to this Agreement in connection with this Agreement must be in writing and is deemed to have been given when deposited for delivery to the address specified by the party to receive the notice. Notices must be given to each Member at the address specified in Exhibit A. Any Member or the Company, at any time, may designate any other address in substitution of the foregoing address to which notice will be given by giving written notice to the other Members and the Company fifteen (15) days before the date of delivery of the notice.

Amendments

12.9. Pursuant to *Corporations Code Sections 17704.07*, any amendment to this Agreement shall require the consent of all Members.

Title to Company Property

12.10. Legal title to all property of the Company must be held and conveyed in the name of the Company.

Reliance on Authority of Person Signing Agreement

12.11. In the event that a Member is not a natural person, neither the Company nor any Member will (1) be required to determine the authority of the individual signing this Agreement to make any commitment or undertaking on behalf of the entity or to determine any fact or circumstance bearing on the existence of the authority of the individual, or (2) be required to see to the application or distribution of proceeds paid or credited to individuals signing this Agreement on behalf of the entity.

Warranty of Member

12.12. The Members agree, represent, and warrant that at the time he/she/it executes this Agreement, either (a) he/she/it is under no legal obligation, by way of judgment, agreement, contract, creditor's agreement, or otherwise, that conflicts with the terms of this Agreement or might impede that Member's ability to comply with the terms of this Agreement, including but not limited to those provisions of this Agreement respecting the operation and management of the Company or dealing with the transfer or interests in the Company; or (b) That if he/she/it is under any legal obligation referred to in Subparagraph (a), above, he/she/it shall supply, at the time this Agreement is executed, a signed consent by each person legally to entitled to enforce that obligation,

IN WITNESS WHEREOF, the undersigned has executed this Agreement, to be effective as of the date the Articles of Organization of the Company were accepted for filing by the Secretary of State.

CAPLINKED, INC.

By:
_____
ERIC JACKSON, CEO, an
Authorized agent

EXHIBIT A

CAPITAL CONTRIBUTION AND ADDRESSES OF MEMBERS OF TRANSITNET LLC

Member's Name	Member's Address	Capital Contribution	Membership Interest
CapLinked, Inc.	▓▓▓▓▓▓▓▓	Right, title and interest in and to TransitNet Platform software (valued at $50,000 per GAAP rules), $5,000 in cash, and sweat equity.	100%